Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended March 31, 2007
(millions)
Operating Revenue	$7,198

Operating Expenses	5,408

Income from operations	1,790

Other income	29

Interest and related charges	296

Income before income tax expense	1,523

Income tax expense	579

Income from continuing operations	944

Loss from discontinued operations (net of income tax benefit of $33)	(59)

Net Income	$885